Grupo
CONTINENTAL
S.A.

82-4211

04 MAR 31 AM 7:21

March 26, 2004.

04010991

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

Dear Sirs:

Enclosed herewith we are sending a printed copy of the Notice of the ShareOwners' Meeting, which will be held on April 22, 2003.

The above mentioned information is being provided to maintain the exemption from registration under the Securities Exchange Act 0f 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.(File number 82-4211).

Cordially,

Marcos Aguilar Romo
Secretary of the Board of Directors

c.c. The Bank of New York
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer

dlw 4/5

MAR'abr
18/GC

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

Grupo CONTINENTAL S.A.

04 MAR 31 AM 7:21

NOTICE OF SHAREOWNERS' MEETING

During the Board of Directors Meeting of Grupo Continental, S.A., held on February 26, 2004, it was agreed to summon the ShareOwners to the Ordinary General Meeting to be held on April 22 at 12:00 P.M. at the Company's headquarters located at 2303 Hidalgo Ave., Tampico, Tamaulipas, under the following:

AGENDA

I. Appointment of Scrutineers, fulfillment of their functions and opening of the Meeting.

II. Reading, discussion and approval of the following documents:

a) Annual Report.

b) Individual and Consolidated Financial Statements of Grupo Continental and subsidiaries, as of December 31, 2003.

c) Report of the ShareOwners' Representative.

III. Report of the Audit Committee.

IV. Ratification of the resolutions and acts of the Board of Directors performed during the Fiscal Year 2003.

V. Resolutions in connection with the application of Results and proposal to pay dividends.

VI. Report on the Repurchase Fund of shares.

VII. Proposal on the establishment of the maximum amount for the Repurchase Fund of shares.

VIII. Election of the Board of Directors.

IX. Election of the Audit Committee.

X. Election of ShareOwners' Representative.

XI. Allocation of fees to Directors and ShareOwners' Representative.

XII. Reading and approval of the Minutes of the ShareOwners' Meeting.

In order to be entitled to attend the Meetings, the ShareOwners must obtain their admission cards. The shareholders may be represented in the Meetings by designated proxy granted in the forms prepared by the society in accordance with the Article 14 of Exchange Securities Law, available in the Secretary of the Society and in the S.D. Indeval, S.A. de C.V. offices. The Admission Cards must be obtained and the Proxies delivered previous fulfilled the requirements, at least 72 hours prior to the time the meetings will be held, at the office of the Secretary of the Board, located at 2303 Hidalgo Ave., Zip Code 89140, Tampico, Tamaulipas.

Admission cards will be issued upon exhibition of deposit certificate of the Company shares at any Institution for Deposit of Securities, at the Company's Secretary or at any Credit Institution. The aforementioned certificates of deposit must be accompanied by the list of shareowners referred to in the deposit voucher, specifying the name and number of shares each one owns.

Tampico, Tamaulipas, March 29, 2004.

By the Board of Directors
Marcos Aguilar Romo

Secretary